FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: November 27th, 2003

Information furnished on this form:
- Press release concerning the sale of the fixed asset

November 27, 2003

NEC to Sell Fixed Asset

At the meeting of the Board of Directors of NEC Corporation ("NEC") held on November 25, 2003, it was resolved that NEC will sell its fixed asset by using securitization scheme as follows.

1. Reason for the sale

NEC is reorganizing its laboratories and plants located in the Metropolitan area for the purpose of strengthening its research and technology development structure and increasing efficiency of its assets. As part of such reorganization, NEC determined to sell the land and buildings of its Yokohama Plant.

2. Descriptions of the asset to be sold

1)	Description of the asset and location: Land (131,625.25 square meters) and buildings located on 4035-1, Azayabumae, Ikebe-cho, Tsuzuki-ku, Yokohama-shi, Kanagawa, Japan
2)	Book value: (Approximately) 6,200 million yen
3)	Sales price: 18,400 million yen
4)	Current condition: NEC's plant

3. Outline of the purchaser

NEC will sell the asset concerned by using securitization scheme in which NEC trusts its asset to a trust company and sell its beneficiary's trust interest gained by such trust. The outline of the trust company and the purchasers of beneficiary's trust interest are as follows:

(1) Trust company
1)	Name: The Sumitomo Trust and Banking Company, Limited
2)	Address of Head Office: 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
3)	President: Atsushi Takahashi
4)	Stated Capital: 287,015 million yen (As of March 31, 2003)
5)

Major Shareholders:

The Master Trust Bank of Japan, Ltd. (Trust Account) (6.57%)
Japan Trustee Services Bank, Ltd. (Trust Account) (6.29%)
Sumitomo Life Insurance Company (2.28%)
Sumitomo Mitsui Banking Corporation (2.16%)
UFJ Trust Bank Limited (Trust Account A) (1.68%)

6)	Major Business: Trust bank business
7)	Relationship with NEC:
Capital relationship (As of March 31, 2003):

Number of shares of this trust company held by NEC: 20,052 thousand shares Number of shares of NEC held by this trust company: 20,354 thousand shares

Despatch of directors and officers: None
Trade relationship: Sales and provision of each other's products and services

(2) Purchasers of beneficiary's trust interest

1)
a)	Name: Yugen Kaisha Kamoi Properties (Special purpose company incorporated by Mitsui Fudosan Co.,Ltd.)
b)	Address of Head Office: 1-20, Nihombashimuromachi 3-chome, Chuo-ku, Tokyo, Japan
c)	President: Akira Sugai
d)	Stated Capital: 3 million yen (As of November 12, 2003)
e)	Relationship with NEC: None

2)
a)	Name: Yugen Kaisha M.E.T. Yokohama Kamoi Kaihatsu (Special purpose company incorporated by Meiho Enterprise Co., Ltd.)
b)	Address of Head Office: 2-3, Marunouchi 3-chome, Chiyoda-ku, Tokyo, Japan
c)	President: Ryutaro Uchiyama
d)	Stated Capital: 3 million yen (As of November 18, 2003)
e)	Relationship with NEC: None

4. Schedule for the sale

November 25, 2003: Resolved by the Board of Directors of NEC
November 27, 2003: Resolved by the Board of Directors of Mitsui Fudosan Co., Ltd.
November 27, 2003: Contract to be concluded
December 18, 2003: The property to be transferred (tentative date)

NEC will relocate its divisions which use its Yokohama Plant to "Tamagawa Renaissance City office building B", which is currently under construction (planned to be completed in January 2005) in its Tamagawa Plant. NEC plans to rent the buildings in its Yokohama Plant from the Sumitomo Trust and Banking Company, Limited, which NEC trusts such buildings to, till May 2005 when the relocation to Tamagawa Renaissance City will be completed.

5. Effect on the financial results forecasts

In line with the sale of the asset concerned, NEC expects to post approximately 12.2 billion yen on a non-consolidated basis and approximately 10.0 billion yen on a consolidated basis, as extraordinary profits for the fiscal year ending March 31, 2004. The profits generated by the sale above have been reflected in NEC's consolidated and non-consolidated financial results forecasts announced on October 23, 2003.